        Filed by Fair, Isaac and Company, Incorporated Pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

        Subject Company: HNC Software Inc.

        Commission File No. 333-89268

        Date: July 1, 2002

        This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

        This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Fair, Isaac's registration statement on Form S-4 filed May 29, 2002, as amended, and its SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

        Fair, Isaac and HNC have filed with the SEC a definitive joint proxy statement/prospectus and other relevant materials in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read this joint proxy statement/prospectus and any other relevant materials filed with the SEC because they contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus is being sent to the stockholders of Fair, Isaac and HNC. In addition, the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed by Fair, Isaac with the SEC by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed by HNC with the SEC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac and HNC, and their respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in Fair, Isaac's Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in HNC's Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the joint proxy statement/prospectus. Copies of such proxy statements may be obtained without charge at the SEC's web site at www.sec.gov.

* * *

[Transcript of William Blair & Co.—22nd Annual Growth Stock Conference held on June 27, 2002]

Bruce Simpson:
My name is Bruce Simpson. I'm the analyst here at William Blair covering Fair, Isaac & Co. And thank you very much for coming to the 22nd Annual Growth Stock Conference; and thanks for coming to this presentation.
Today we have Debbie McGowan, the director of investor relations, and Greg Thompson, the vice president of strategic investments at Fair, Isaac.

Fair, Isaac is the nation's leading provider of credit analytics to credit card issuers, mortgage lenders, and other financial as well as non-financial industries. The company's FICO score is used in approximately 75 percent of all mortgages in this country, and the flagship Triad product is used to model two-thirds of credit card accounts in the world. The investment thesis on this one is we very much like the usage-based recurring revenue model, which accounts for approximately 80 percent of all revenue at the company. Equity returns at the company are just around 20 percent and that has surged over the last two years as operating margins have increased. And lastly and more topically, the acquisition of HNC Software announced just about a quarter ago, provides a sizable opportunity for operating synergies as well as new market penetration.
So with that, I think I'm going to turn the podium over to Greg Thompson, thank you.
Greg Thompson:	Thanks very much, Bruce.

What I'd like to do this morning, perhaps, is to sort of segment my talk into three areas. First I'd like to provide a little background with respect to Fair, Isaac as it stands today. And then secondly, talk a little bit about our recently announced acquisition of HNC software and the strategic rationale behind that transaction; and then finally look at some of the financial background to that transaction.

Firstly, I guess—who is Fair, Isaac? Fundamentally we are a business analytics company. We have a team of R&D professionals who develop algorithms that help companies solve mission-critical business problems around how they should acquire customers; how they can expand market share; how they can reduce losses; and how they can optimize the lifetime value of their customer relationships. Our core market is in financial services, specifically the credit card area, but we also have a presence in telecommunications, insurance and retail.

The company was formed around the late '50s by two gentlemen—Bill Fair and Earl Isaac—an engineer and a scientist; and they basically were very interested in how they could apply mathematics to help companies solve business problems. The company has enjoyed pretty strong growth during the course of its existence, I think most notably during the mid-'80s, at the time we did our IPO, we introduced our credit bureau risk scores. And as a consequence, we really entrenched our position as the gold standard in the credit analytic space. And we also introduced, as Bruce mentioned, our Triad adaptive control software system.

Those two offerings really fueled our growth during the course of the 1990s, as you can see from the chart there. Growth sort of leveled off a little commencing in 2000, fundamentally as a result of consolidation in the financial services area. A new CEO was appointed to the company in 2000, and with the addition of a new management team, we spent a lot of time making the business more efficient and introducing new products into the marketplace.

In particular, we're pretty excited about two products we've introduced in the last couple of years: MyFICO.com, which is our consumer initiative and for the price of $12.99, you can go to MyFICO.com web site and get your FICO score. And then in the last 12 months we've also introduced our Strategy Science range of market offerings. Strategy Science is the next level in decision science, basically a constraint optimization tool. And we've rolled out several offerings in that particular space that are beginning to gain significant traction in the market. The key products we've introduced there are credit line strategy optimization, and customer acquisition strategy optimization.
In addition, we have made great strides in driving efficiencies into the business over the last two years. So we now have a far leaner operation, and that has helped us drive profit growth.

Business analytics is ill understood in the marketplace. It means different things to different people. Some people compare us to business intelligence companies. As a consequence, it's probably worth a little time trying to explain how exactly we develop our products and take them to the marketplace.

Fundamentally, we develop tools which are predictive analytics, scores if you will. We combine that with data management, so we access significant quantities of data from internal data sources and external data sources. Then, we mine that data in order to identify predictive solutions around which companies can make better decisions.

We deliver those predictive and decision models to the marketplace through our capabilities which are really driven by our consulting group, which has significant domain expertise in our key vertical markets, as well as our software solutions, which provide the platform on which we can deliver our decisioning models.

Typically we deliver those solutions to two particular business areas: risk management—and clearly our FICO score is the best recognized product there—helps credit card companies quantify the credit risk attaching to new customers; and also to marketing purposes. So our scores help credit card companies identify the sorts of customers that they should be targeting.

Another way of looking at the same basic business problem is this three-pronged approach, where we basically access as many data, as I say from all sources; we apply our analytics, add that amount of capabilities to drive operations or solutions for our software and consulting expertise. So this is the architectural platform around which our business is based, and it helps us in all areas of our business, be it credit card, telecommunications, or insurance.

It's probably worth noting, we think—perhaps along with HNC—that we are one of the few companies that really has expertise in applying these three disciplines to client problems. A lot of companies do have expertise in one particular area; there are really very few that have core competencies around all three areas.

So with our long history in the market, and our gold standard in analytics, what does that mean in terms of our market presence? Last year we delivered about 14 billion scores to the marketplace, for risk purposes, for marketing purposes, for mortgage, auto lending, through the full spectrum.

About 75 percent of mortgages are scored using Fair, Isaac scores. In fact, during the mortgage underwriting process, our scores are typically pulled six, seven, eight, nine times through the entire process and we get paid every single time—only pennies, but our scoring revenue, it all adds up.
We've managed about 75 percent of credit cards in the US; 90 percent in the UK. We have a very strong presence in the United Kingdom.
We're very strong in the small business segment, and very strong in the retail card industry as well.

Our presence in telco is emerging. We don't do a lot of business in the telco space at the moment and that's probably a good thing, because there are not a lot of opportunities there at the moment. But longer term we see the telecommunications sector as being a very prospective vertical market for the application of our analytics. And we also have a strong presence in the insurance industry.
So with those core competencies around analytics, data management, software and consulting, we go to market. And we have products in each one of those segments.

Our scoring business, the heritage of the company, is the FICO score. It typically grows in the four to five percent range, but is a very profitable business. Typically, we sell these scores through our relationships with the three credit bureaus. Our scores are used for acquisition purposes, for origination, for marketing purposes, for the mail solicitations you all receive in the mail, and also for account management purposes through our Triad account management software.
Our revenue for this segment will be around about $125 million this year. That business is usage-based, so we get paid every time a score is pulled. So it's a highly visible revenue stream.

We also go to market through our consulting group. This is a typical time and materials type business, so we bill on an hourly basis. We've spent a lot of time in the last 12 months gaining greater focus in our consulting area. We have found as we are taking more complex analytic solutions to the marketplace, that our consultants and a more consultative sales process, is very effective at delivering—better articulating the value proposition that we bring to the table to our client base. And we think that with the acquisition of a small company last year, Nykamp Consulting, and sort of better processes around our internal consulting practice, we've made considerable progress in achieving that objective.
We also sell software on an end-user basis, so we generate license fees. This year license fees will be on the order of $35 million.

Our Triad account management software is sold on an end-user basis, typically to offshore financial institutions. We also introduced a new product last year called Decision System, where we've had some significant wins in the last 12 months, a decisioning software platform that is sort of a high end decisioning tool that sells for sort of a million dollars plus. So we've made significant strides in rolling out that product as well.

And then finally, we have a revenue segment that we call Strategy Machines. Strategy Machines are really our solutions business. It's where we combine our scoring, our consulting, and our software to deliver an end-to-end solution to our clients. This is where we expect most growth will come in the future. This business is also a usage-based business. So we generate our revenue on a click stream or a usage or a transaction type basis. So once again, sort of high visibility.

As I mentioned, we have Triad installed at the processors here in North America and that generates fees for us on a usage basis. MyFICO is our consumer initiative that I mentioned earlier. We're now generating revenue at about a million dollars a month. We introduced this consumer product approximately 12 months ago, so we're very pleased by the traction this product and the publicity it's received in the marketplace since its introduction.

Strategy Science I mentioned also, a constraint optimization tool. We have three or four products rolled out under the Strategy Science umbrella, and we think that there is significant opportunity for growth in that market segment. Then we have a range of other products that address marketing solutions, account origination solutions, LiquidCredit, telecommunications, account management and insurance underwriting. I think when we look to the future of Fair, Isaac this is where we will see more and more products rolled out that address clients' decisioning needs.

So when we look at those four revenue segments, this year we've guided that we will generate around $360 million in revenue, made up as you can see there. You'll note scoring is growing in sort of the single digits, sort of a fairly mature sort of business. It typically grows in the three, four, five, six percent year-on-year, very reliable business for us.

Our consulting, as you'll note, is showing significant growth this year. That is a function of two key issues. Firstly, the acquisition of Nykamp Consulting late last year that I mentioned; and also just a greater focus on managing the business more efficiently, ensuring that as we conduct consulting assignments for our clients that we're getting paid for our work. Previously, as an R&D shop, we were perhaps less than rigorous in ensuring that we were appropriately billing for the work we did.
Software, growing at about twelve percent. Once again, that's typically a strong grower for us, and I think with the introduction of Decision System that will continue to grow at a nice pace.

Strategy Machines, as I say, many of those products rolled out during the last twelve months—growth in the four to eight percent range. Typically you have sort of a longer runway on the usage based revenue pattern attaching to these solutions. It takes times for the results to be realized, and for the usage basis to really click in. So as I mentioned, we anticipate doing $360 odd million in revenue this year.

So how were our results for the first half? Our net income was up forty-two percent. EPS has grown very strongly over the last couple of years. Revenue up to 10 percent sort of range for the last couple of years, very strong balance sheet, and a strong market cap, although it's probably fair to say that with the events of the last week or so, that's gone in the wrong direction.

As Bruce mentioned, I think one of the key attributes of our business model is the recurring revenue base: 75 percent recurring. A little later on I'll compare our business model with that of HNC. And it's interesting to note how similar our respective business models are in that regard.
Consulting and one-time licenses make up the balance.

We're clearly very strong in the financial services segment, specifically credit card. As you can see, telecom, retail and insurance make up the balance. As we look to our growth in the future, I think it's fair to say that we see growth in these other vertical markets, and we believe that our merger with HNC will help us drive growth in those markets.

Having said that, the financial services segment is a huge marketplace. We're very strong in one particular niche. We think there are lots of opportunities in other slices of the financial services pie.

So that's a snapshot of our company. Let's now turn to our merger with HNC. And we believe that over a longer haul, this provides our merged organization with an opportunity to redefine the world of analytics.

The deal was a stock deal: $810 million value based on the closing price back in late April. The deal will be accretive in the first full year with cost synergies factored in. The merged company will be led by Tom Grudnowski, Fair, Isaac's CEO, with the addition of HNC board appointees. We anticipate that the transaction will close in the third calendar quarter. Our stockholders' meeting is scheduled for July 23. Things are proceeding well with respect to the closing of the transaction. We are addressing an antitrust issue but we don't anticipate any significant problems in that regard.
Once again these numbers are a little out of date, but you'll see that as a result of the transaction we'll become a sort of $550 million revenue business with a very strong balance sheet.

As we look at the market for analytics going forward, we see that analytics are currently delivered through a range of different market segments, and the opportunity through our merged organization is to attack and expand our presence through each one of these segments. Processors and bureaus, the data areas, where we already have a presence. Consulting business: I think there are significant opportunities for us to extend our channel relationships, and to provide deeper analytic expertise through the very good relationships that the consulting firms have with their client basis.

CRM space, once again, we think is a significant area for us. We think the CRM area has really failed to deliver on providing rigorous value-adding analytic depth to their offerings. We have a partnership with Seibel, and we think that there is significant opportunity for us to drive more analytics through those enterprise software vendors as those vendors understand the value of business analytics.
As you can see, HNC likewise has a very strong presence in the credit card space. We both basically sell to the same customers. We have significant traction with all the major credit card companies.

HNC, as you'll note, has a stronger presence than we do in the telecommunications and the insurance markets. We think this actually presents an opportunity for Fair, Isaac to cross sell some of our products into HNC's customer base. We have a stronger presence in retail, and HNC has a very exciting emerging presence in the government sector where they're doing some interesting work with respect to airline security.

I guess here's a grab list of our respective customers. As you'll see, it's really a who's who, particularly in the financial services area. Our solutions are typically targeted toward large customers who have mission-critical needs.
Question: [Inaudible]
Greg Thompson:	I'm not sure I have that figure off the top of my head, but it would not be significant.

So on a combined basis, pro forma revenue, and this is based on the twelve months ended in March, we'll be looking at a company that's doing about $570 million in revenue; and the dominant segment that we have, and once again, as I mentioned before, where we anticipate growth is really in the solutions component of our business.
The addition of HNC's Falcon fraud management product is a strong driver of our growth in our Strategy Machines area.

HNC also has quite a strong and emerging presence in the software space. They acquired a company called Blaze in the third quarter of last year, a rules-engine product based in San Jose. They gained quite a deal of traction with that product, particularly in Q1 of this year. We see significant opportunity for us to drive growth in that rules-management area.

As I mentioned before, when you look at our respective businesses, you'll see the similarities. On a revenue basis, we both have very strong recurring revenue streams, complemented by consulting and software license revenue. This will be our continuing business model. We like to charge on a usage basis.
When you compare organizations by vertical market, you'll note HNC is stronger than Fair, Isaac in the telco and insurance space, and as I mentioned we think that presents an opportunity for us.
Financial services will still be our dominant market. And as I mentioned before, we still think there's significant growth potential there.

As a merged organization, there's significant potential for us in international markets as well. Currently we both generate approximately twenty percent of our revenue from international markets, although we tend to generate them from different areas.

HNC, for example, is significantly stronger that Fair, Isaac in Asia PAC, while we on the other hand are significantly stronger in Latin America. We both have a reasonable presence in EMEA, although I think we might be a little stronger there.

As a result we think, and our sales people are already telling us, that there's strong potential in Latin America and Asia PAC to begin cross-selling products. And we think there's good short-term revenue synergy potential in the international arena.

We've indicated that we anticipate generating $35 million in cost synergies in the first year. And you'll see here the various areas where we anticipate realizing those cost savings. Clearly from a back office perspective, we'll only need one back office going forward, so accounting, HR, all of those functions, will only require one.

It's important to note that the crown jewels of our respective organizations, the research and development groups, will not be touched at all. Those people are the intellectual capital of our respective organizations. And they will be encouraged to work together, and we anticipate that we will be able to develop new products that marry HNC's transaction level analytics with our historic data-based analytics; and we think that there is good longer-term revenue potential from the marriage of those two scientific approaches.

The sales area is probably going to be the key area going forward. Sales management layer, we'll only need one sales management layer in the merged organization, as a consequence there will be some savings in the sales area. And in the technology area, we anticipate some savings in eliminating duplicative software development costs. The product delivery area really relates to, primarily, rationalization of data centers.

So as a result, again based on a pro forma basis, based on first quarter estimates for fiscal 2003 on a September year end, the deal will be accretive on a GAAP basis, and even more accretive on a cash basis.

Revenue going forward, about $700 million. Very strong balance sheet: about $500 million in gross cash. HNC has $150 million convertible note, so there'll be $350 million in net cash on our balance sheet. Very stable business model with a strong proportion of our revenues coming from transaction based fees. Nice geographic mix with good potential internationally. And strong cash flow—our respective scoring products, FICO score and HNC's Falcon products, are very strong cash generators.
So that, actually, with two minutes to go, is—if there are any questions, I'll be happy to have them.